

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

March 8, 2007

Via U.S. Mail and Fax (418-694-9120)
Mr. Gaetan Mercier
Chief Financial Officer
Virginia Mines, Inc.
116 St.Pierre Street, Suite 200
Quebec, Canada G1K 4A7

> **Re: Virginia Mines, Inc.**
> **Form 40-F for the Fiscal Year Ended February 28, 2006**
> **Filed May 30, 2006**
> **File No. 0-29880**

Dear Mr. Mercier:

    We have reviewed your supplemental response letter dated February 20, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated January 30, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 40-F for the Fiscal Year Ended February 28, 2006

Note 14 – Income taxes, page 23

1. Please refer to prior comments 5 and 6 of our letter dated January 30, 2007. We note your reason for the reversal of the valuation allowance is "Virginia Gold realized a taxable income sufficient to recognize all tax benefits accumulated as at February 28, 2006." Tell us more specifically what factors led to Virginia Gold realizing the taxable income and your conclusion to reverse the valuation allowance. Further, tell us your consideration of paragraphs 23 and 24 of SFAS No. 109 in reaching your conclusion.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your response letter via EDGAR. You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

April Sifford
Branch Chief Accountant